UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2018 (November 18, 2018)

Resolute Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34464	27-0659371
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1700 Lincoln Street, Suite 2800, Denver, CO

(Address of principal executive offices)

80203

(Zip Code)

Registrant’s telephone number, including area code: 303-534-4600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 18, 2018, Resolute Energy Corporation, a Delaware corporation (“Resolute”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cimarex Energy Co., a Delaware corporation (“Parent”), CR Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub 1”) and CR Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) Merger Sub 1 will be merged with and into Resolute (the “First Merger”), with Resolute surviving and continuing as the surviving corporation (the “Surviving Corporation”), (2) at the effective time of the First Merger (the “Effective Time”), each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and each share of common stock, par value $0.0001 per share, of Resolute (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, any Converted Shares and any Appraisal Shares (as such terms are defined in the Merger Agreement)) will be converted into the right to receive (in accordance with such holder’s election) (a) an amount in cash, without interest, equal to $14.00 and 0.2366 validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”) (such consideration, the “Mixed Election Consideration”), (b) an amount of cash, without interest, equal to $35.00 (subject to adjustment in accordance with the terms of the Merger Agreement) (such consideration, the “Cash Election Consideration”) or (c) 0.3943 validly issued, fully paid and non-assessable shares of Parent Common Stock (subject to adjustment in accordance with the terms of the Merger Agreement) (such consideration, the “Stock Election Consideration”), (the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration, as applicable, the “Merger Consideration”), (3) at the Effective Time, each share of preferred stock of the Company, par value $0.01 per share issued and outstanding immediately prior to the Effective Time will remain outstanding as one share of preferred stock of the Surviving Corporation, par value $0.01 per share, (4) immediately following the Effective Time, the Surviving Corporation will be merged with and into Merger Sub 2 (the “Second Merger” and, collectively with the First Merger, the “Merger”), with Merger Sub 2 surviving and continuing as the surviving company (the “Surviving Company”), (5) at the effective time of the Second Merger (the “Second Merger Effective Time”), each share of common stock of the Surviving Corporation outstanding immediately prior to the Second Merger Effective Time will be cancelled, and no consideration will be paid and the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time will remain outstanding and will constitute the only outstanding limited liability company interests of the Surviving Company, and (6) at the Second Merger Effective Time, each share of preferred stock of the Surviving Corporation, par value $0.01 per share issued and outstanding immediately prior to the Second Merger Effective Time will be converted into one share of preferred stock of Parent, par value $0.01 per share which will remain outstanding from and after the Second Merger Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, (1) each outstanding share of restricted stock granted pursuant to the 2009 Performance Incentive Plan, as amended (the “Company Equity Plan”), will become fully vested (with any performance-based vesting satisfied at the maximum level) and each holder will have the right to receive Merger Consideration at their election, (2) each outstanding outperformance share right granted pursuant to the Company Equity Plan (which would, if the relevant performance and other vesting conditions were met, result in the issuance of one share of Company Common Stock to the holder of such outperformance share right) will become fully vested (with any performance-based vesting satisfied at the maximum level) and automatically cancelled and converted into the right to receive Merger Consideration at the election of the holder, (3) each outstanding option to purchase Company Common Stock granted pursuant to the Company Equity Plan (a “Company Option”) will become fully vested and automatically cancelled and converted into the right to receive the excess of (a) the Merger Consideration (at the election of the holder) minus (b) the applicable exercise price per share under such Company Option, (4) each outstanding stock appreciation right granted pursuant to the Company Equity Plan (a “Company SAR”) will become fully vested and automatically cancelled and converted into the right to receive an amount in cash equal to the product of (a) the total number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (b) the excess of the Cash Election Consideration minus the per share base price of such Company SAR, and (5) each outstanding award of restricted cash granted pursuant to the Company Equity Plan will become fully vested and payable at the time set forth in the Company Equity Plan and applicable award agreement.

The board of directors of Resolute has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the First Merger, are fair to, and in the best interests of, Resolute and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated thereby, (3) directed that the Merger Agreement be submitted to Resolute’s common stockholders for approval and (4) resolved to recommend the approval of the Merger Agreement, and the transactions contemplated thereby, including the First Merger, by Resolute’s common stockholders, who will be asked to vote on such approval at a special meeting of the Resolute common stockholders.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from the Resolute common stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (4) the effectiveness of the registration statement on Form S-4 to be filed by Parent pursuant to which the shares of Parent Common Stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), (5) the authorization for listing of Parent Common Stock to be issued in connection with the Merger on the NYSE, and (6) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of Resolute and Parent relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Resolute and Parent, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the other party’s consent. Resolute and Parent also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain exceptions, including that Parent is not required to take any action that would reasonably be expected to have, individually or in the aggregate, an adverse effect on the business, financial conditions or operations of Parent and Resolute on a combined basis, taken as a whole, after giving effect to the Merger which effect would be a material adverse effect relative to a company that is of a size and scope substantially similar to Resolute, taken as a whole.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Resolute will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Resolute is required to call a meeting of its stockholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement.

The Merger Agreement contains termination rights for each of Resolute and Parent, including, among others, (1) if the consummation of the Merger does not occur on or before July 18, 2019, subject to extension to October 18, 2019 for the sole purpose of obtaining regulatory clearances and (2) subject to certain conditions, if Resolute wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Company Superior Proposal (as such term is defined in the Merger Agreement), as applicable. Upon termination of the Merger Agreement under specified circumstances, including the termination by Parent in the event of a change of recommendation by Resolute’s board of directors or by Resolute to enter into an agreement providing for a Company Superior Proposal (as such term is defined in the Merger Agreement), Resolute would be required to pay Parent a termination fee of $35.9 million. In addition, if the Merger Agreement is terminated because of a failure of

Resolute’s stockholders to approve the proposals required to complete the Merger, Resolute would be required to reimburse Parent for its transaction expenses in an amount equal to $7.5 million. In the event that a terminating party has the right to terminate pursuant to multiple provisions, such terminating party may elect which provision pursuant to which it is terminating the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Resolute. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement.

Amendment to Rights Agreement

On November 18, 2018, Resolute and Continental Stock Transfer & Trust Company (the “Rights Agent”) entered into an Amendment (the “Amendment”) to the Rights Agreement, dated as of May 17, 2016, between the Company and the Rights Agent (the “Rights Agreement”). The Amendment amends the Rights Agreement to provide that the Rights (as defined in the Rights Agreement) will expire in their entirety immediately prior to the Effective Time without any payment being made in respect thereof. The Amendment further sets forth the Resolute’s board of directors’ determination that the transactions contemplated by the Merger Agreement, including the voting agreements between Parent and certain Resolute common stockholders (as described in more detail below) that require such stockholders to vote or cause to be voted all Resolute common stock owned by such stockholders in favor of the transactions contemplated by the Merger Agreement, constitute an Exempt Acquisition (as such term is defined in the Rights Agreement) under the Rights Agreement.

The foregoing description of the Amendment in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 4.1 hereto and incorporated by reference herein.

Voting Agreements

On November 18, 2018, in connection with the execution of the Merger Agreement, Parent entered into a voting agreement with each of Monarch Alternative Capital LP, MDRA GP LP, Monarch GP LLC (collectively, “Monarch”), John C. Goff, John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Goff Family Investments, LP Kulik Partners, LP, Cuerno Largo Partners, LP, Goff Family Foundation, Goff Ren Holdings, LLC, Goff Ren Holdings II, LLC (collectively, “Goff”), RR Advisors, LLC d/b/a RCH Energy (“RCH”), Richard Betz (“Betz”), Nicholas Sutton (“Sutton”) and Theodore Gazulis (“Gazulis” and together with Monarch, Goff, RCH, Sutton and Betz, the “Resolute Stockholders”), which collectively beneficially own approximately 26% of the outstanding Resolute voting power (collectively, the “Voting Agreements”).

Each Voting Agreement requires, subject to the terms and conditions thereof, that the Resolute Stockholders vote or cause to be voted all Company Common Stock owned by the Resolute Stockholders in favor of the transactions contemplated by the Merger Agreement. The form of the Voting Agreements are included as Annexes B and C to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of November 18, 2018, by and among Cimarex Energy Co., CR Sub 1 Inc., CR Sub 2 LLC, and Resolute Energy Corporation †

4.1	Amendment to Rights Agreement, dated as of November 18, 2018, by and between Resolute Energy Corporation and Continental Stock Transfer & Trust Company

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Additional Information and Where to Find it

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Resolute and Parent. In connection with the proposed transaction, Parent intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Resolute and a prospectus of Parent. Each of Resolute and Parent also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Parent and/or Resolute (if and when available) will be mailed to stockholders of Resolute. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND PARENT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Resolute and Parent, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/ under the tab “Investors” and then under the heading “SEC Filings.” Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.”

Certain Information Concerning Participants

Resolute, Parent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent is set forth in Parent’s proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 30, 2018. Information about the directors and executive officers of Resolute is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 18, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Resolute or Parent using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Information

This report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Resolute may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s common stock or Resolute’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Parent and Resolute to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Resolute’s control. Additional factors that could cause results to differ materially from those described above can be found in Parent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.cimarex.com and on the SEC’s website at http://www.sec.gov, and in Resolute’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at http://www.resoluteenergy.com and on the SEC’s website at http://www.sec.gov.

Actual results may differ materially from those contained in the forward-looking statements in this report. Resolute undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 20, 2018	RESOLUTE ENERGY CORPORATION

	By:	/s/ Richard F. Betz
Richard F. Betz
Chief Executive Officer